3Q 2020 Earnings Release October 23, 2020 Exhibit 99.1

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of independent auditing for the period of the third quarter of 2020. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of independent auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warrant, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the information contained in this presentation.

3Q 2020 Business Performance Parent Performance Consolidated Performance Subsidiary Performance Key Business Activity 2020 Business Outlook Contents

4

Parent Performance_Production / Sales

Production


(thousand tons)
QoQ
Crude Steel
Product
9,554
9,038
7,793
7,852
9,498
8,903
+1,705
+1,051
'19.3Q
'20.2Q
'20.3Q

Sales


(thousand tons, %)
QoQ
Sales Volume
Domestic Sales Ratio
WTP Sales Ratio
8,952
7,762
8,894
+1,132
55.6
54.5
53.6
-0.9%p
29.9
23.8
25.2
+1.4%p
'19.3Q
'20.2Q
'20.3Q

○ **Production of crude steel and products recovered on Gwangyang #3 Blast Furnace's operation start and rebound of order volume similar to 3Q19**

- **(Iron & Steel-making Processes)** Operation of G) #3 Blast Furnace started on July 10 after revamping
- **(Rolling Mills)** Production increased with CR/CG order picked up
  - HR +247, CR/CG +867, Plate +73 thousand tons, etc.

[Product Production]

(thousand tons)	'19.3Q	'20.2Q	**'20.3Q**	QoQ
Carbon	8,536	7,460	**8,478**	+1,018
STS	502	392	**425**	+33

○ **Shipments recorded 3Q19 level with strong sales of high margin products incl. CR/CG backed by demand recovery in auto sector**

- Product sales increase (thousand tons) : CR/CG +735, HR +347, etc.
- WTP sales (thousand tons) : '20.2Q) 1,711 → 3Q) 2,142 (+431)
  - * Sales volume to auto industry (thousand tons) : 464 → 750 (+286)

[Product Sales]

(thousand tons)	'19.3Q	'20.2Q	**'20.3Q**	QoQ
Domestic	4,973	4,234	**4,770**	+536
Export	3,979	3,528	**4,124**	+596
Inventory	1,220	1,121	**1,038**	-83

*WTP(World Top Premium) includes World First/World Best products

With POSCO
3Q20 Earnings Release | Oct 23, 2020

-3.5 -3.8 19.6% 26.9% 28.6% · Sales price continued to rise from the June lowest · Raw material cost down from weaker coking coal price and using more low-priced raw material * Coal input cost : -26k KRW/ton QoQ +371 -3.0 (billion KRW) ’19.3Q ’20.2Q ’20.3Q QoQ Cash Balance 7,850 12,065 12,905 +840 Debt 4,842 8,562 9,072 +510 -0.3 +5.8%p +1.7%p +693 ’19.3Q ’20.2Q ’20.3Q ’19.3Q ’20.2Q ’20.3Q ○ Turned operating profit from 2Q loss on 1) recovery of production and sales volume to the level before COVID-19 which led to reduced per ton fixed cost and 2) decreased manufacturing cost esp. per ton raw material cost ○ During pandemic, focused on stringent cash-flow management to secure financial soundness by maintaining inventory lower, strengthening net cash position 7,736 663 8.6% 5 5,885 -1.8% -109 6,578 4.0% 262 QoQ +371 Cost reduced incl. raw material cost Production/ Sales volume 262 -109 ’20.2Q ’20.3Q +140 -87 Sales price +318 · Product and raw material inventories decreased due to expanded production/sales volume - Inventory (trillion KRW) : ’20.2Q) 4.2 → 3Q) 3.9 Parent Performance P/L Financial Structure (billion KRW) Revenue Operating Profit Liabilities Ratio QoQ QoQ (trillion KRW) Net Debt 【Operating Profit】 (billion KRW) 【Cash Balance & Debt】

7.2 5.7 65.4% 72.5% 71.8% 9.1 (billion KRW) ’19.3Q ’20.2Q ’20.3Q QoQ Cash Balance 10,709 16,892 17,887 +994 Debt 19,855 24,089 23,582 -507 (billion KRW) ’19.3Q ’20.2Q ’20.3Q QoQ Steel 710 -197 345 +542 Overseas steel 8 -93 70 +163 Global&Infra 322 282 304 +22 New Growth 26 1 18 +17 -1.5 -0.7%p ’19.3Q ’20.2Q ’20.3Q ○ Consolidated OP marked large improvement on steel segment result esp. stronger performance of overseas operations, along with sound earnings of Global&Infra and New Growth segments · Debt(bn KRW): POSCO International -330 (Won-denominated bonds 130, trade financing, etc.) 6 +539 +499 +3.5%p ’19.3Q ’20.2Q ’20.3Q 15,988 1,040 6.5% 13,722 168 1.2% 14,261 667 4.7% ○ Group-wide priority on strengthening cash-flow management improved liabilities ratio by increasing cash balance and reducing debt ＊3Q OP of overseas steel companies (million USD) : Zhangjiagang STS 18, P-Vietnam 5.3, P-Mexico 4.6, Guangdong CGL 4.5, P-Malaysia 2.4, QPSS(Qingdao) 1.9 Consolidated Performance P/L Financial Structure Liabilities Ratio (billion KRW) Revenue Operating Profit OP Margin QoQ QoQ (trillion KRW) Net Debt 【Aggregated Operating Profit】 【Cash Balance & Debt】

7 · Profit more than doubled backed by expanded direct purchase of LNG to Incheon LNG Power Plant Unit 4 (Jul 1~) and increased capacity payment during peak season - CP(KRW/kWh) : ‘20.2Q) 4.6 → 3Q) 12.1 466 279 394 34 80 41 ‘19.3Q ‘20.2Q ’20.3Q QoQ +115 +46 · While revenue declined with major projects completed, solid profit sustained on sound performance of housing building segment - Major projects ended include Yeouido Parc 1 (Jul 20), Songdo Landmark City (Jul 16) 1,765 1,641 99 108 ‘19.3Q ‘20.2Q ’20.3Q 1,912 114 QoQ -271 -6 359 329 378 27 3 19 ‘19.3Q ’20.2Q ’20.3Q · Revenue and operating profit gained as lime and chemical business improved on larger steel production volume and cathode/anode sales(+61% QoQ) increased QoQ +49 +16 5,471 4,686 4,509 ‘19.3Q ‘20.2Q ’20.3Q 142 123 87 QoQ -177 -36 · Trading segment recovered, but earnings shrank as gas production and sales volume decreased due to regular maintenance of gas platform (Sep 4~23) - Gas sales(billion ft3) : ’20.2Q) 50.0 → 3Q) 44.6 Subsidiary Performance_Domestic POSCO E&C POSCO International POSCO Energy POSCO Chemical Revenue Operating Profit (billion KRW) Revenue Operating Profit (billion KRW) Revenue Operating Profit (billion KRW) Revenue Operating Profit (billion KRW)

8

Subsidiary Performance_Overseas

PT. Krakatau POSCO

- **Posted higher operating profit with stronger sales price while raw material price hiked and sales volume decreased due to maintenance of plate mill in Aug**
  - Plate sales (thousand tons) : '20.2Q) 370 → 3Q) 353 (-17)


QoQ
Revenue
Operating Profit
(million USD)
400
-5
344
-28
370
-5
+26
+23
'19.3Q
'20.2Q
'20.3Q

Zhangjiagang STS (PZSS)

- **Operating profit went up by WTP sales growth, cost-effective raw material purchase and low cost production**
  - Sales volume (thousand tons) : '20.2Q) 337 → 3Q) 324 (-13)
    - * WTP ratio(%) : '20.2Q) 42 → 3Q) 47 (+5%p)


QoQ
Revenue
Operating Profit
(million USD)
692
8
647
8
680
18
+33
+10
'19.3Q
'20.2Q
'20.3Q

POSCO Maharashtra

- **Operating profit gained on expanded sales volume under loosened lockdown in India**
  - Sale volume (thousand tons) : '20.2Q) 44 → 3Q) 269 (+225)
    - * State of Maharashtra is still under lockdown, but economy reopened partially since May


QoQ
Revenue
Operating Profit
(million USD)
267
0.5
31
-13
190
4
+159
+17
'19.3Q
'20.2Q
'20.3Q

PY VINA

- **Well on track to seeing positive impact of business restructuring, it has turned around since August narrowing the size of operating loss QoQ**
  - Sales volume (thousand tons) : '20.2Q) 120 → 3Q) 140 (+20)
  - Monthly operating profit (million USD) : Jul) -1.8 → Aug) 0.1 → Sep) 0.8


QoQ
Revenue
Operating Profit
(million USD)
108
-8
61
-9
73
-1
+12
+8
'19.3Q
'20.2Q
'20.3Q

With POSCO
3Q20 Earnings Release | Oct 23, 2020

9

Key Business Activity_Raw Material Cost Competitiveness

Gain profits by investing in raw material assets

Major invested mines (16 projects in 8 countries)

[By country] Australia 4, Canada 3, Brazil 3, South Africa 2, etc.

[By material type] Coal 5, Iron ore 5, Steel-making/STS materials 6

. Coal : Australia - Mt. Thorley, Foxleigh, Canada – Greenhills

. Iron ore : Australia - Roy Hill, Canada - AMMC, Brazil – KOBRASCO

. Steelmaking/STS : Brazil CBMM(Niobium), South Africa POSCHROME(Cr)

○ Contribute to enhancing profitability through stable sourcing of raw materials and investment competitiveness

Raw Material Investment

Stable Supply	Bargaining Power	Investment Profits
▪ Secure volume ▪ Offtake discount	▪ Build procurement power ▪ Reduce reliance on suppliers	▪ Generate returns by managing invested mines

- Offtake volume is secured to be less affected by supply disruption
- Lower reliance on suppliers and raise bargaining power by lifting self-sufficiency ratio
- During upcycle, investment returns diminish procurement cost burden

○ Stable financial profits garnered from stake investment in mines

- Annually about 400 billion KRW including dividends

Reduce input cost by enhancing competitiveness in procuring and using raw materials

○ Enhance competitiveness in purchasing raw material

Explore replaceable material

· Explore new source supplied at lower price from adjacent regions such as Russia/Indonesia

· Enhance negotiating power and secure stability of supply by diversifying sources for high grade material

Integrated procurement

· Raise bargaining power and save cost through carrying out integrated volume negotiations in cooperation with domestic/overseas subsidiaries

○ Strengthen competitiveness in raw material use by expanding technology for using low-cost materials and operating AI-based smart factories

- Develop and operate optimal raw material mix estimation and control technology

· Build database on characteristics of raw material by type and conduct Big Data analysis on operation conditions and raw material market trend

· Apply most optimized blending ratio by simulating slab cost and use maximum volume of low-priced raw materials

ex) Reduced use of high price pellet by 65% in 2Q 20 from 1Q when iron ore price soared

- Cost reduction is achieved by using AI-based process control technology

· Design processes to maintain product quality even using cheaper materials


• Smart inventory management by automation of raw material yard
• Optimized blending ratio
• Maximize use of low price materials
• Precision control of temperature/ingredients in Steelmaking~Continuous casting process
• Automation of rolling process, apply AI
• Product surface inspection using deep learning-based image recognition, superior quality management by establishing tracking system for product locations
BIG DATA

With POSCO

3Q20 Earnings Release | Oct 23, 2020

25.7 3.3 8.3 4.7 23.5 55.4 10 2020 Business Outlook Parent Consolidated Revenue Capex Debt Crude steel production 35.3 million tons Product sales 33.8 million tons (trillion KRW)

※ Appendix Summarized Financial Statements Aggregated Earnings by Segment

’19.3Q ’20.2Q ’20.3Q QoQ Crude Steel Production (thousand tons) 9,554 7,793 9,498 +1,705 Product Sales (thousand tons) 8,952 7,762 8,894 +1,132 STS 533 415 451 +36 Carbon Steel Sales Price (thousand KRW) 734 643 634 -9 Revenue 7,736 5,885 6,578 +693 Cost of Goods Sold 6,813 5,743 6,064 +321 Gross Profit 923 142 514 +372 SG&A 261 251 252 +1 Operating Profit 663 -109 262 +371 (Operating Margin) (8.6%) (-1.8%) (4.0%) +5.8%p Non-Operating Profit 31 58 18 -40 Net Profit 499 7 181 +174 (Net Margin) (6.5%) (0.1%) (2.7%) +2.6%p 12 Summarized F/S_Parent Income Statement (billion KRW)

13 ’19.3Q ’20.2Q ’20.3Q QoQ Current Assets 17,717 20,017 20,873 +856 Cash Balance* 7,850 12,065 12,905 +840 Accounts Receivable 4,046 3,143 3,687 +544 Inventories 5,286 4,216 3,853 -363 Current Ratio 627.1% 422.5% 369.7% -52.8%p Non-Current Assets 37,712 37,603 37,452 -151 Other Long-term financial assets 1,263 1,177 1,125 -52 PP&E 19,944 20,187 20,086 -101 Total Assets 55,428 57,620 58,326 +706 Liabilities 9,092 12,217 12,956 +739 Current Liabilities 2,825 4,738 5,646 +908 Non-Current Liabilities 6,267 7,480 7,310 -170 Interest-bearing Debt 4,842 8,562 9,072 +510 Liabilities Ratio 19.6% 26.9% 28.6% +1.7%p Equity 46,336 45,403 45,370 -33 Summarized F/S_Parent Balance Sheet * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities (billion KRW)

14 ’19.3Q ’20.2Q ’20.3Q QoQ Revenue 15,988 13,722 14,261 +539 Gross Profit 1,613 734 1,207 +473 (Gross Margin) (10.1%) (5.3%) (8.5%) +3.2%p SG&A 573 566 540 -26 Operating Profit 1,040 168 667 +499 (Operating Margin) (6.5%) (1.2%) (4.7%) +3.5%p Non-Operating Profit -186 -0.7 0.3 +1 Share of Profit(Loss) of Equity-accounted Investees 89 -12 89 +101 Finance Income and Costs -89 -21 -44 -22 Foreign Currency Transaction & Translation Gain(Loss) -43 49 83 +34 Net Profit 497 105 514 +409 (Net Margin) (3.1%) (0.8%) (3.6%) +2.8%p Profit Attributable to Owners of the Controlling Company 431 40 466 +426 Summarized F/S_Consolidated Income Statement (billion KRW)

15 ’19.3Q ’20.2Q ’20.3Q QoQ Current Assets 34,710 37,746 38,249 +503 Cash Balance* 10,709 16,892 17,887 +995 Accounts Receivable 9,714 8,562 8,894 +332 Inventories 11,770 9,744 9,021 -723 Current Ratio 207.1% 206.7% 207.7% +1.0%p Non-Current Assets 44,909 44,366 43,842 -524 Other Long-term financial assets 1,686 1,596 1,564 -32 PP&E 30,335 30,162 29,851 -311 Total Assets 79,619 82,112 82,091 -21 Liabilities 31,491 34,519 34,301 -218 Current Liabilities 16,762 18,266 18,412 +146 Non-Current Liabilities 14,729 16,253 15,889 -364 Interest-bearing Debt 19,855 24,089 23,582 -507 Liabilities Ratio 65.4% 72.5% 71.8% -0.7%p Equity 48,128 47,593 47,790 +197 Owners of the Controlling Company 44,756 44,331 44,437 +106 Summarized F/S_Consolidated Balance Sheet * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities (billion KRW)

16 Segment Revenue Operating Profit Net Profit ’19.3Q ’20.2Q ’20.3Q ’19.3Q ’20.2Q ’20.3Q ’19.3Q ’20.2Q ’20.3Q Steel 12,725 9,788 11,348 710 -197 345 395 -148 203 Global&Infra 12,067 10,906 10,189 322 282 304 288 284 205 Trading 9,072 8,030 7,477 161 115 107 0.1 72 58 E & C 1,877 1,986 1,705 92 97 84 58 137 34 Energy 500 316 431 52 45 91 210 50 69 I C T 240 224 235 10 13 11 9 10 9 New Growth* 372 340 409 26 1 18 23 -3 11 Total 25,164 21,034 21,946 1,058 86 667 706 133 419 Aggregated Earnings by Segment (billion KRW)